Top Ten Holdings
3/31/2011
Meridian Equity Income Fund

		Pct.
Holding	Market Value	of Portfolio

Willis Group Holdings Plc (United Kingdom)	$586,229	1.7%
Bank of Hawaii Corp.	578,622	1.7
Broadridge Financial Solutions, Inc.	574,057	1.7
Harsco Corp.	571,698	1.7
Spectra Energy Corp.	570,780	1.7
R. R. Donnelley & Sons Co.	569,776	1.7
Kimco Realty Corp. REIT	562,671	1.7
Hubbell, Inc. Class B	561,137	1.7
MeadWestvaco Corp.	561,104	1.7
Chevron Corp.	558,636	1.6

Total Net Assets	$33,900,803
Meridian Growth Fund
		Pct.
Holding	Market Value	of Portfolio

Willis Group Holdings Plc (United Kingdom)	$67,519,455	2.7%
J.B. Hunt Transport Services, Inc.	61,185,282	2.5
Valspar Corp.	61,168,040	2.5
Affiliated Managers Group, Inc.	61,061,271	2.5
Brown & Brown, Inc.	61,018,290	2.5
Bank of Hawaii Corp.	59,688,924	2.4
Waste Connections, Inc.	58,872,671	2.4
RPM International, Inc.	55,488,096	2.2
T. Rowe Price Group, Inc.	55,364,391	2.2
Royal Caribbean Cruises, Ltd.	55,053,218	2.2

Total Net Assets	$2,489,912,840
Meridian Value Fund
		Pct.
Holding	Market Value	of Portfolio

Willis Group Holdings Plc (United Kingdom)	$32,497,872	3.5%
Sealed Air Corp.	28,899,440	3.1
EOG Resources, Inc.	25,681,117	2.8
Citrix Systems, Inc.	23,878,173	2.6
Hawaiian Electric Industries, Inc.	23,561,860	2.6
Stanley Black & Decker, Inc.	23,094,134	2.5
LKQ Corp.	23,075,750	2.5
Lincoln Electric Holdings, Inc.	23,064,496	2.5
Zebra Technologies Corp. Class A	22,951,476	2.5
Wells Fargo & Co.	22,950,800	2.5

Total Net Assets	$919,791,493

Top Ten Sectors
3/31/2011
Meridian Equity Income Fund

	Market	Pct.
Sector	Value	Assets

Insurance Brokers	$586,229	1.7%
Banking — Commercial	578,622	1.7
Diversified Financial Services	574,057	1.7
Industrial	571,698	1.7
Oil & Gas — Storage & Transportation	570,780	1.7
Commercial Printing	569,776	1.7
REITs — Diversified	562,671	1.7
Electrical Components & Equipment	561,137	1.7
Packaging	561,104	1.7
Energy	558,636	1.6

Total Net Assets	$33,900,803
Meridian Growth Fund

	Market	Pct.
Sector	Value	Assets

Tech-Software	$365,461,349	14.7%
Retail	243,194,542	9.8
Technology	204,387,815	8.2
Energy	150,713,084	6.0
Insurance Brokers	128,537,745	5.2
Brokerage & Money Management	116,425,662	4.7
Banking — Commercial	108,787,092	4.4
Industrial Conglomerates	104,916,712	4.2
Industrial Services	93,880,011	3.8
Building Products	83,201,723	3.3

Total Net Assets	$2,489,912,840
Meridian Value Fund

	Market	Pct.
Sector	Value	Assets

Industrial Products	$70,590,314	7.7%
Retail	66,861,126	7.3
Energy	59,334,301	6.4
Technology	56,054,107	6.1
Leisure & Amusement	53,050,748	5.8
Diversified Financial Services	50,970,210	5.5
Industrial Services	49,154,915	5.3
Industrial	41,811,341	4.5
Banking	35,956,765	3.9
Tech-Software	34,409,463	3.7

Total Net Assets	$919,791,493

MERIDIAN FUND, INC.
Meridian Equity Income Fund
Performance Update           3/31/2011
Note: The Net Asset Value (NAV) fluctuates on a daily basis. Past performance does not guarantee future results.

Period	NAV	Dividend	Inception to
Ending	per share	Paid	Date (%)
1/31/2005	$10.00
12/31/2005	10.47	$0.13	5.99%
12/31/2006	12.24	0.28	26.72
12/31/2007	11.42	0.76	26.08
12/31/2008	7.23	0.75	(11.87)
12/31/2009	8.65	0.19	7.78
12/31/2010	9.88	0.21	25.70
3/31/2011	10.45	0.00	32.98

For the period ending		Average Annual
31-Mar-11	Total Return	Compound Rate of Return
One Year	15.48%	15.48%
Three Years	10.99%	3.54%
Five Years	17.05%	3.20%
Since Inception (01/31/05)	32.98%	4.73%

Portfolio @           3/31/2011

AEROSPACE & DEFENSE — 1.6%
Lockheed Martin Corp.

AIR FREIGHT & LOGISTICS — 1.6%
United Parcel Service, Inc. Class B

APPAREL ACCESSORIES & LUXURY GOODS — 1.6%
VF Corp.

APPAREL RETAIL — 1.6%
American Eagle Outfitters, Inc.

ASSET MANAGEMENT & CUSTODY BANKS — 1.6%
Federated Investors, Inc. Class B

BANKING — COMMERCIAL — 1.7%
Bank of Hawaii Corp.

BANKING — REGIONAL BANKS — 1.6%
Cullen/Frost Bankers, Inc.

BANKING — THRIFTS & MORTGAGE FINANCE — 1.5%
Hudson City Bancorp, Inc.

CHEMICALS — DIVERSIFIED — 1.6%
EI du Pont de Nemours & Co.

CHEMICALS — SPECIALTY — 1.6%
RPM International, Inc.

COMMERCIAL PRINTING — 1.7%
R. R. Donnelley & Sons Co.

COMPUTER HARDWARE — 1.6%
Diebold, Inc.

CONSTRUCTION & ENGINEERING — 1.5%
Mine Safety Appliances Co.

CONSUMER PRODUCTS — 1.6%
Kimberly-Clark Corp.

DISTRIBUTION & WHOLESALE — 1.6%
Genuine Parts Co.

DIVERSIFIED CAPITAL MARKETS — 1.5%
NYSE Euronext .

DIVERSIFIED FINANCIAL SERVICES — 1.7%
Broadridge Financial Solutions, Inc.

ELECTRICAL COMPONENTS & EQUIPMENT — 1.7%
Hubbell, Inc. Class B

ELECTRIC UTILITIES — 1.5%
PPL Corp.

ELECTRONIC EQUIPMENT MANUFACTURING — 1.6%
Molex, Inc.

ENERGY — 1.6%
Chevron Corp.

ENVIRONMENTAL FACILITIES & SERVICES — 1.5%
Waste Management, Inc.

FOOD DISTRIBUTORS — 1.5%
SYSCO Corp.

FOOD & MEATS — PACKAGED — 1.5%
Kraft Foods, Inc. Class A

HEALTH CARE EQUIPMENT & SUPPLIES — 1.5%
Hillenbrand, Inc.

HEALTH CARE PRODUCTS — 1.6%
Baxter International, Inc.

HEALTH CARE TECHNOLOGY — 1.6%
Medtronic, Inc.

HOME IMPROVEMENT RETAIL — 1.5%
Home Depot, Inc.

HOUSEHOLD — HOME FURNISHINGS — 1.6%
Leggett & Platt, Inc.

HYPERMARKETS & SUPER CENTERS — 1.5%
Wal-Mart Stores, Inc.

INDEPENDENT POWER PRODUCERS & ENERGY — 1.6%
Constellation Energy Group, Inc.

INDUSTRIAL — 1.7%
Harsco Corp.

INDUSTRIAL CONGLOMERATES — 1.5%
3M Co.

INDUSTRIAL MACHINERY — 1.6%
Eaton Corp.

INSURANCE BROKERS — 1.7%
Willis Group Holdings Plc (United Kingdom)

INSURANCE — MULTI-LINE — 1.6%
Chubb Corp.

INSURANCE — PROPERTY & CASUALTY — 1.5%
Mercury General Corp.

IT SERVICES & DATA PROCESSING — 1.5%
Paychex, Inc.

LEISURE & AMUSEMENT — 1.5%
Carnival Corp.

MEDIA — 1.5%
Time Warner, Inc.

MEDIA — BROADCASTING & CABLE TV — 1.6%
Time Warner Cable, Inc.

METAL & GLASS CONTAINERS — 1.6%
Greif, Inc. Class A.

OFFICE SERVICES & SUPPLIES — 1.5%
Pitney Bowes, Inc.

OIL & GAS — STORAGE & TRANSPORTATION — 1.7%
Spectra Energy Corp.

PACKAGING — 1.7%
MeadWestvaco Corp.

PAPER & PACKAGING — 1.5%
Sonoco Products Co.

PERSONAL PRODUCTS — 1.4%
Avon Products, Inc.

PHARMACEUTICALS — 1.6%
Johnson & Johnson

PUBLISHING — 1.6%
McGraw-Hill Cos., Inc. (The).

RAILROADS — 1.6%
Norfolk Southern Corp.

REITS — DIVERSIFIED — 1.7%
Kimco Realty Corp. REIT

RESTAURANTS — 1.6%
McDonald’s Corp.

RETAIL — 1.6%
Mattel, Inc.

SEMICONDUCTORS — 1.6%
Microchip Technology, Inc.

SOFT DRINKS — 1.5%
Coca-Cola Co. (The)

SOFTWARE & SERVICES — 1.5%
Microsoft Corp.

STEEL — 1.6%
Nucor Corp.

TELECOMMUNICATION SERVICES — INTEGRATED — 1.6%
AT&T, Inc.

TOBACCO — 1.6%
Reynolds American, Inc.

TRUCKING — 1.6%
Ryder System, Inc.

Breakdowns —
Common Stock Cost	$28,399,236
Common Stock %	94.8%
US Treasury Bills	0.0%
Cash and Other Assets Less Liabilities	5.2%

MERIDIAN FUND, INC.
Meridian Growth Fund
Performance Update           3/31/2011
Note: The Net Asset Value (NAV) fluctuates on a daily basis. Past performance does not guarantee future results.

Period	NAV	Dividend	Inception to
Ending	per share	Paid	Date (%)
8/1/1984	$10.00
12/31/1984	10.33	$0.00	3.30%
12/31/1985	13.01	0.10	31.24
12/31/1986	13.57	1.23	48.37
12/31/1987	11.51	1.24	36.86
12/31/1988	13.59	0.00	61.59
12/31/1989	15.09	1.12	93.28
12/31/1990	14.55	1.16	102.26
12/31/1991	20.75	1.79	217.18
12/31/1992	23.29	0.60	266.30
12/31/1993	25.87	0.45	314.11
12/31/1994	25.12	0.88	316.40
12/29/1995	29.90	0.85	409.79
12/31/1996	30.08	3.12	466.82
12/31/1997	30.73	5.13	575.83
12/31/1998	24.29	6.64	596.72
12/31/1999	25.40	1.93	689.60
12/31/2000	28.06	4.29	912.30
12/31/2001	28.79	2.84	1061.74
12/31/2002	22.98	0.66	854.67
12/31/2003	33.03	0.92	1311.95
12/31/2004	37.24	0.56	1516.25
12/31/2005	36.57	0.80	1521.56
12/31/2006	39.24	3.13	1777.87
12/31/2007	37.72	3.64	1879.29
12/31/2008	25.07	1.18	1278.60
12/31/2009	34.00	0.14	1777.23
12/31/2010	44.59	0.07	2365.98
3/31/2011	47.36	0.00	2519.17

For the period ending		Average Annual
31-Mar-11	Total Return	Compound Rate of Return
One Year	31.37%	31.37%
Three Years	48.77%	14.16%
Five Years	46.42%	7.92%
Ten Years	173.76%	10.60%
Since Inception (8/1/84)	2519.17%	13.03%

Portfolio @           3/31/2011

AIR FREIGHT & LOGISTICS — 2.0%
Expeditors International of Washington, Inc.

AUTOMOTIVE WHOLESALE SERVICES — 0.5%
Copart, Inc.*

BANKING — 0.5%
CVB Financial Corp.

BANKING — COMMERCIAL — 4.4%
Bank of Hawaii Corp.
East West Bancorp, Inc.

BROKERAGE & MONEY MANAGEMENT — 4.7%
Affiliated Managers Group, Inc.*
T. Rowe Price Group, Inc.

BUILDING PRODUCTS — 3.3%
Lumber Liquidators Holdings, Inc.*
Valspar Corp.

CELLULAR COMMUNICATIONS — 2.0%
SBA Communications Corp. Class A*

CHEMICALS-SPECIALTY — 2.2%
RPM International, Inc.

CONSUMER SERVICES — 2.0%
Rollins, Inc.

DISTRIBUTION & WHOLESALE — 2.8%
United Stationers, Inc.
Watsco, Inc.

ELECTRONIC EQUIPMENT MANUFACTURING — 2.0%

AMETEK, Inc.

ENERGY — 6.0%
Continental Resources, Inc.*
Core Laboratories NV (Netherlands)
FMC Technologies, Inc.*
Noble Energy, Inc.

FLOORING & CARPETS — 1.0%
Mohawk Industries, Inc.* .

FURNITURE & FIXTURES — 1.6%
Herman Miller, Inc.

HEALTH CARE INFORMATION SERVICES — 1.5%
Cerner Corp.*.

HEALTH CARE PRODUCTS — 3.0%
DENTSPLY International, Inc.
Edwards Lifesciences Corp.*.

HEALTH CARE TECHNOLOGY — 1.1%
IDEXX Laboratories, Inc.* .

INDUSTRIAL CONGLOMERATES — 4.2%
Cooper Industries Plc .
Pall Corp.

INDUSTRIAL SERVICES — 3.8%
Ritchie Bros. Auctioneers, Inc. (Canada)
Waste Connections, Inc.

INSURANCE BROKERS — 5.2%
Brown & Brown, Inc.
Willis Group Holdings Plc (United Kingdom)

LEISURE & AMUSEMENT — 2.2%
Royal Caribbean Cruises, Ltd.*

REAL ESTATE MANAGEMENT & SERVICES — 2.1%
Jones Lang LaSalle, Inc.

RESTAURANTS — 2.0%
Cracker Barrel Old Country Store, Inc.

RETAIL — 9.8%
Bed Bath & Beyond, Inc.*.
CarMax, Inc.*
Coach, Inc.
Family Dollar Stores, Inc.
Mattel, Inc.
PetSmart, Inc.

TECHNOLOGY — 8.2%
Autodesk, Inc.*
Netscout Systems, Inc.*.
Open Text Corp.* (Canada)
Trimble Navigation, Ltd.*
Zebra Technologies Corp. Class A*

TECH-SOFTWARE — 14.7%
Advent Software, Inc.*
Blackbaud, Inc.
BMC Software, Inc.* .
Citrix Systems, Inc.* .
MICROS Systems, Inc.*.
Nuance Communications, Inc.*
Solera Holdings, Inc.
Teradata Corp.*.

TRUCKING — 2.5%
J.B. Hunt Transport Services, Inc.

Breakdowns —
Common Stock Cost	$1,721,932,363
Common Stock %	95.3%
US Treasury Bills	3.2%
Cash and Other Assets Less Liabilities	1.5%

*	Non-income producing securities

MERIDIAN FUND, INC.
Meridian Value Fund
Performance Update          3/31/2011
Note: The Net Asset Value (NAV) fluctuates on a daily basis. Past performance does not guarantee future results.

Period	NAV	Dividend	Inception to
Ending	per share	Paid	Date (%)
2/10/1994	$10.00
12/31/1994	9.62	$0.00	(3.80)%
12/30/1995	11.91	0.00	19.10
12/31/1996	14.85	0.86	57.62
12/31/1997	15.86	2.23	91.30
12/31/1998	18.32	0.47	127.54
12/31/1999	22.69	2.37	214.64
12/31/2000	29.11	1.77	331.49
12/31/2001	32.42	0.08	381.97
12/31/2002	28.09	0.00	317.59
12/31/2003	37.84	0.00	462.53
12/31/2004	38.09	5.39	547.47
12/31/2005	34.63	4.60	566.38
12/31/2006	35.60	5.50	690.76
12/31/2007	31.92	6.39	752.12
12/31/2008	20.40	1.32	479.90
12/31/2009	24.51	0.25	603.93
12/31/2010	28.90	0.08	732.27
3/31/2011	29.81	0.00	758.47

For the period ending		Average Annual
31-Mar-11	Total Return	Compound Rate of Return
One Year	14.97%	14.97%
Three Years	9.87%	3.19%
Five Years	17.59%	3.29%
Ten Years	103.72%	7.37%
Since Inception (2/94)	758.47%	13.37%

Portfolio @           3/31/2011

AEROSPACE & DEFENSE — 1.2%
Orbital Sciences Corp.* .

AGRICULTURE — 1.7%
Monsanto Co.

AIR FREIGHT & LOGISTICS — 1.9%
UTi Worldwide, Inc.

AUTOMOTIVE WHOLESALE SERVICES — 2.5%
LKQ Corp.*

HOME IMPROVEMENT RETAIL — 2.5%
Sherwin-Williams Co. (The)

HOUSEHOLD APPLIANCES — 2.5%
Stanley Black & Decker, Inc.

INDUSTRIAL — 4.5%
Aecon Group, Inc. (Canada)
Curtiss-Wright Corp.
Flowserve Corp.

RAILROADS — 2.1%
Union Pacific Corp.

REITS — DIVERSIFIED — 1.5%
Host Hotels & Resorts, Inc. REIT

RETAIL — 7.3%
Costco Wholesale Corp.
Kohl’s Corp.
Mattel, Inc.

BANKING — 3.9%
CVB Financial Corp.
Northern Trust Corp.
Wells Fargo & Co.

BROKERAGE & MONEY MANAGEMENT — 1.6%
TD Ameritrade Holding Corp.

BUSINESS SERVICES — 1.0%
Cintas Corp.

DIVERSIFIED FINANCIAL SERVICES — 5.5%
Broadridge Financial Solutions, Inc.
Equifax, Inc.
Heartland Payment Systems, Inc.

ENERGY — 6.4%
Apache Corp.
EOG Resources, Inc.
Forest Oil Corp.*
Ultra Petroleum Corp.* .

ENVIRONMENTAL FACILITIES & SERVICES — 1.5%
Waste Management, Inc.

HEALTH CARE PRODUCTS — 1.1%
Gen-Probe, Inc.*

INDUSTRIAL PRODUCTS — 7.7%
Cummins, Inc.
General Cable Corp.*
Lincoln Electric Holdings, Inc.
Sealed Air Corp.

INDUSTRIAL SERVICES — 5.3%
Nalco Holdings Co.
Ritchie Bros. Auctioneers, Inc. (Canada)
W.W. Grainger, Inc.

INSURANCE BROKERS — 3.5%
Willis Group Holdings Plc (United Kingdom)

LEISURE & AMUSEMENT — 5.8%
Bally Technologies, Inc.*
Carnival Corp.
Polaris Industries, Inc.

METALS — 0.9%
Newmont Mining Corp.

OFFICE SERVICES & SUPPLIES — 2.3%
Steelcase, Inc. Class A

PHARMACEUTICALS — 1.0%
BioMarin Pharmaceutical, Inc.*

SEMICONDUCTORS — 1.6%
NVIDIA Corp.*
Power Integrations, Inc.

STORAGE — 0.8%
Mobile Mini, Inc.*

TECHNOLOGY — 6.1%
Autodesk, Inc.*
eBay, Inc.*
Zebra Technologies Corp. Class A*

TECH-SOFTWARE — 3.7%
Citrix Systems, Inc.*
Compuware Corp.*

TRANSPORTATION — 2.3%
Alexander & Baldwin, Inc.

TRUCKING — 1.6%
Heartland Express, Inc.

UTILITIES — 2.6%
Hawaiian Electric Industries, Inc.

Breakdowns -
Common Stock Cost	$647,242,682
Common Stock %	93.9%
U.S. Treasury Bills	3.3%
Cash and Other Assets Less Liabilities	2.8%

*	Non-income producing securities

Meridian Equity Income Fund Top 10 Holdings
as of 03/31/2011
MEIFX Market Percentage Holding Value of Portfolio Willis Group Holdings Plc (United $586,229 1.7% Kingdom) Bank of Hawaii Corp. 578,622 1.7% Broadridge Financial Solutions, Inc. 574,057 1.7% Harsco Corp. 571,698 1.7% Spectra Energy Corp. 570,780 1.7% R. R. Donnelley & Sons Co. 569,776 1.7% Kimco Realty Corp. REIT 562,671 1.7% Hubbell, Inc. Class B 561,137 1.7% MeadWestvaco Corp. 561,104 1.7% Chevron Corp. 558,636 1.6%
Net Assets $33,900,803 Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information
© 2000-2010 Meridian Fund, Inc. All rights reserved.

Meridian Equity Income Fund Top 10 Sectors
as of 03/31/2011
MEIFX Sector Market Value Pct. Assets
Insurance Brokers $586,229 1.7% Banking — Commercial 578,622 1.7% Diversified Financial Services 574,057 1.7% Industrial 571,698 1.7% Oil & Gas — Storage & Transportation 570,780 1.7% Commercial Printing 569,776 1.7% REITs — Diversified 562,671 1.7% Electrical Components & Equipment 561,137 1.7% Packaging 561,104 1.7% Energy 558,636 1.6%
Net Assets $33,900,803
Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information
© 2000-2010 Meridian Fund, Inc. All rights reserved.

Meridian Growth Fund Top 10 Holdings
as of 03/31/2011
MERDX Percentage Holding Market Value of Portfolio Willis Group Holdings Plc (United $67,519,455 2.7% Kingdom) J.B. Hunt Transport Services, 61,185,282 2.5% Inc.
Valspar Corp. 61,168,040 2.5% Affiliated Managers Group, Inc. 61,061,271 2.5% Brown & Brown, Inc. 61,018,290 2.5% Bank of Hawaii Corp. 59,688,924 2.4% Waste Connections, Inc. 58,872,671 2.4% RPM International, Inc. 55,488,096 2.2% T. Rowe Price Group, Inc. 55,364,391 2.2% Royal Caribbean Cruises, Ltd. 55,053,218 2.2%
Net Assets $2,489,912,840 Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information
© 2000-2010 Meridian Fund, Inc. All rights reserved.

Meridian Growth Fund Top 10 Sectors
as of 03/31/2011
MERDX Sector Market Value Pct. Assets
Tech-Software $365,461,349 14.7% Retail 243,194,542 9.8% Technology 204,387,815 8.2% Energy 150,713,084 6.0% Insurance Brokers 128,537,745 5.2% Brokerage & Money Management 116,425,662 4.7% Banking — Commercial 108,787,092 4.4% Industrial Conglomerates 104,916,712 4.2% Industrial Services 93,880,011 3.8% Building Products 83,201,723 3.3%
Net Assets $2,489,912,840
Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information
© 2000-2010 Meridian Fund, Inc. All rights reserved.

Meridian Value Fund Top 10 Holdings
as of 03/31/2011
MVALX Market Percentage Holding Value of Portfolio Willis Group Holdings Plc (United $32,497,872 3.5% Kingdom) Sealed Air Corp. 28,899,440 3.1% EOG Resources, Inc. 25,681,117 2.8% Citrix Systems, Inc. 23,878,173 2.6% Hawaiian Electric Industries, Inc. 23,561,860 2.6% Stanley Black & Decker, Inc. 23,094,134 2.5% LKQ Corp. 23,075,750 2.5% Lincoln Electric Holdings, Inc. 23,064,496 2.5% Zebra Technologies Corp. Class A 22,951,476 2.5% Wells Fargo & Co. 22,950,800 2.5%
Net Assets $919,791,493 Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information
© 2000-2010 Meridian Fund, Inc. All rights reserved.

Meridian Value Fund Top 10 Sectors
as of 03/31/2011
MVALX Sector Market Value Pct. Assets
Industrial Products $70,590,314 7.7% Retail 66,861,126 7.3% Energy 59,334,301 6.4% Technology 56,054,107 6.1% Leisure & Amusement 53,050,748 5.8% Diversified Financial Services 50,970,210 5.5% Industrial Services 49,154,915 5.3% Industrial 41,811,341 4.5% Banking 35,956,765 3.9% Tech-Software 34,409,463 3.7%
Net Assets $919,791,493
Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information
© 2000-2010 Meridian Fund, Inc. All rights reserved.

MERIDIAN FUND, INC.

MERIDIAN EQUITY INCOME FUND | MERIDIAN GROWTH FUND | MERIDIAN VALUE FUND

Investment Philosophy

Open an Account

Shareholder Services

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Tax Information

Welcome to the Meridian Funds

Meridian Fund, Inc. has been running mutual funds for over twenty years. The Meridian Growth Fund started in 1984, the Meridian Value Fund in 1994, and our newest, the Meridian Equity Income Fund, on January 31, 2005.

We believe our Investment Philosophy is a wise way to invest.

Please take a moment to find out more about our firm and our funds, and why you should consider making Meridian Funds part of your investment portfolio.

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In the News

Meridian Growth Fund featured in Benjamin Shepherd's, "Resilient in Tragedy". - *LOUIS RUKEYER'S MUTUAL FUNDS April, 2011*

Meridian Growth Fund included in Todd Rosenbluth's TRENDS & IDEAS, "Mid-Cap Funds Offering Growth Potential and Dividend Support". - *MarketScope Advisor March 29, 2011*

Meridian Growth Fund featured in "This Kiplinger 25 Fund Continues Its Long, Winning Record". - *Kiplinger.com March 23, 2011*

Meridian Growth Fund included in Esther Pak's "Small- and Mid-Cap Funds With Moats in the Making". - *Morningstar March 10, 2011*

Meridian Growth Fund ranks in Top Ten for 3 and 20 years performance for midsize-company funds - Kiplinger's Mutual Funds 2011 *Spring 2011*

Morningstar Announces Runner-Up Domestic-Stock Manager of the Year: Richard F. Aster Jr. and William Tao

Meridian Growth Fund's Richard Aster included in Carolyn Bigda's "Top Picks From Top Pros" - *Money Magazine Investor's Guide for 2011 January/February 2011*

Meridian Growth Fund's Richard Aster included in Murray Coleman's "3 Top-Ranked Funds Led By Long-Tenured Managers" – *BARRON'S December 2010*

Meridian Growth Fund's Richard Aster and William Tao included in Russel Kinnel's "Our Five Nominees for Morningstar Domestic-Stock Manager of the Year" - *Morningstar December 2010*

Meridian Growth Fund featured in Jonah Keri's "Meridian Favors the Unassailable Edge" - *Investor's Business Daily November 2010*

Meridian Growth Fund is the recipient of the Standard & Poor's Domestic Equity Mid Cap Fund Gold Award for 2010.

Meridian Growth Fund profiled by U.S. News Best Funds Meridian Growth returns to The Kiplinger 25 “Welcome Back Meridian Growth” by Andrew Tanzer - Kiplinger’s Personal Finance August 2010
Meridian Equity Income Fund featured in Hannah Hsu’s “Dividends Galore” — Louis Rukeyser’s Mutual Funds July 2010
Meridian Growth Fund featured in Hannah Hsu’s FUND UPDATE — Louis Rukeyser’s Mutual Funds June 2010 Meridian Growth replaces T. Rowe Price Mid-Cap Growth, which is closing to new investors, “Fund Watch: Farewell to a Kiplinger 25 Fund” — Kiplinger.com May 2010
Meridian Growth Fund included in Money Magazine’s “Money 70: Best Funds Through Thick and Thin” - Money Magazine February 2010
2009 Income and Capital Gain Distributions Meridian Growth Fund included in Kiplinger’s Personal Finance “AND THE LEADERS ARE...”, “Meridian Growth shows up on the Small and Midsize Growth Funds winners list over one, ten and twenty years” - Kiplinger’s Personal Finance September 2009
Meridian Growth Fund mentioned in Dow Jones Newswires “Meridian Growth Fund Goes Against The Tide” - Dow Jones Newswires September 2009
Meridian Growth Fund covered in Louis Rukeyser’s Mutual Funds “Prime Meridian” - Louis Rukeyser’s Mutual Funds June 2009
Meridian Value Fund ranked #2 in Forbes Magazine’s Mutual Funds ‘09 “The Honor Roll” — Forbes Magazine February 2009
Meridian Growth Fund ranked #6 in SmartMoney Magazine’s “100 Best Time-Tested Funds” — SmartMoney Magazine January 2009
Meridian Value Fund wins Lipper Award for consistent investment performance for the 10 year period ending December 31, 2008.
The 2008 Wall Street Transcript interview with James England The 2007 Wall Street Transcript interview with Richard Aster
Meridian Growth Fund’s Rick Aster is profiled in Investor Relations Magazine’s “Consistency King” - IR Magazine September 2007
Meridian Growth Fund included in Kiplinger’s Mutual Funds 2007 Magazine’s “15 funds we love” - Kiplinger’s Mutual Funds 2007 Magazine Spring 2007
Meridian Growth Fund included in SmartMoney Magazine’s “The 35 Best Mutual Funds” — SmartMoney Magazine February 2007
Meridian Growth Fund included in Money Magazine’s “Money 70: The best mutual funds you can buy” — Money Magazine January 2007
Meridian Growth Fund included in Consumer Reports List of Top Funds — Consumer Reports January 2007
The 2006 Wall Street Transcript interview with Jamie England Rick Aster added to Guru Hall of Fame list The Wall Street Transcript interview with Richard Aster

Meridian Value Fund included in New ‘superstar portfolio’ strategy — MarketWatch September 11, 2006
Paul Farrell picked the Meridian Value Fund out of 185 MidCap Blend stock funds. The article states that the Meridian Value Fund is tops with a whopping 17.4% average return for the past 10 years.
Meridian Growth and Meridian Value Funds included in Money65 list — Money February 2006 Meridian Growth Fund included in Kiplinger’s TOP 15 Picks — Kiplinger’s Mutual Funds 2006
Meridian Growth Fund included in 2006 USA Today All-Star Mutual Funds — USA Today March 3, 2006 Lipper Ranks Meridian Value Fund Number One (© 2006 REUTERS. Click for Restrictions)
Meridian Value Fund tops list in “SmartMoney Fund Screen/Long-Term Winners” More Articles Featuring Meridian
Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information
© 2000-2010 Meridian Fund, Inc. All rights reserved.

Meridian Growth Fund is a
no load, diversified mutual fund and began MERDX operations on August 1,
1984. The primary objective of the fund is to seek long-term growth of capital. Meridian Growth invests primarily in growth stocks, including those with small and medium sized market values. Richard F. Aster, Jr. has managed the fund since its inception.
Meridian Growth Fund featured in Benjamin Shepherd’s, “Resilient in
Tragedy”. — LOUIS RUKEYER’S MUTUAL FUNDS April, 2011 Past performance is not predictive of future performance. The graph Meridian Growth Fund and table do not reflect the deduction of taxes that a shareholder would included in Todd pay on fund distributions or the redemption of fund shares. Net asset value, investment return and principal value will fluctuate, so shares, Rosenbluth’s TRENDS & when redeemed, may be worth more or less than their original cost. IDEAS, “Mid-Cap Funds Current performance may be lower or higher than the performance data
Offering Growth quoted. Potential and Dividend For the most recent performance, please call our shareholder services Support”. — MarketScope at 800-446-6662
Advisor March 29, 2011 Meridian Growth Fund featured in “This Kiplinger 25 Fund Continues Its Long,
Winning Record”. - Kiplinger.com March 23,
2011 Meridian Growth Fund included in Esther Pak’s “Small- and Mid-Cap Funds With Moats in the Making”. - Morningstar March 10, 2011
Meridian Growth Fund ranks in Top Ten for 3

and 20 years performance for midsize-company funds — Kiplinger’s Mutual Funds 2011 Spring 2011 Morningstar Announces Runner-Up Domestic-Stock Manager of the Year: Richard F. Aster Jr. and William Tao
Meridian Growth Fund’s Richard Aster included in Carolyn Bigda’s “Top Picks From Top Pros” - Money Magazine Investor’s Guide for 2011 January/February 2011
Meridian Growth Fund’s Richard Aster included in Murray Coleman’s “3 Top-Ranked Funds Led By Long-Tenured Managers” — BARRON’S December 2010
Meridian Growth Fund’s Richard Aster and William Tao included in Russel Kinnel’s “Our Five Nominees for Morningstar Domestic-Stock Manager of the Year” — Morningstar December 2010
Meridian Growth Fund featured in Jonah Keri’s “Meridian Favors the Unassailable Edge” - Investor’s Business Daily November 2010
Meridian Growth Fund is the recipient of the Standard & Poor’s Domestic Equity Mid Cap Fund Gold Award for 2010.
Meridian Growth Fund profiled by U.S. News Best Funds Meridian Growth returns to The Kiplinger 25 “Welcome Back Meridian Growth” by

Andrew Tanzer - Kiplinger’s Personal Finance August 2010
Meridian Growth Fund featured in Hannah Hsu’s FUND UPDATE - Louis Rukeyser’s Mutual Funds June 2010
Meridian Growth replaces T. Rowe Price Mid-Cap Growth, which is closing to new investors, “Fund Watch: Farewell to a Kiplinger 25 Fund” -
Kiplinger.com May 2010 Meridian Growth Fund included in Money Magazine’s “Money 70: Best Funds Through Thick and Thin” - Money Magazine February 2010
Meridian Growth Fund included in Kiplinger’s Personal Finance “AND THE LEADERS ARE...”, “Meridian Growth shows up on the Small and Midsize Growth Funds winners list over one, ten and twenty years” -
Kiplinger’s Personal Finance September 2009 Meridian Growth Fund mentioned in Dow Jones Newswires “Meridian Growth Fund Goes Against The Tide” - Dow Jones Newswires September 2009
Meridian Growth Fund covered in Louis Rukeyser’s Mutual Funds “Prime Meridian” — Louis Rukeyser’s Mutual Funds June 2009
Meridian Growth Fund ranked #6 in SmartMoney Magazine’s “100 Best Time-Tested Funds” — SmartMoney Magazine January 2009
The 2007 Wall Street
Transcript interview with Richard Aster Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information
© 2000-2010 Meridian Fund, Inc. All rights reserved.

Transcript interview with Richard Aster
Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information
© 2000-2010 Meridian Fund, Inc. All rights reserved.

MERIDIAN FUND, INC. April 4, 2011 To Our Shareholders: Stocks posted impressive gains during the first quarter, in spite of troubling events in the Middle East and Japan. The S&P 500 gained 5.4%, the NASDAQ 4.8% and the Russell 2000 7.6%. The best performing sectors included energy, real estate investment and services and marine transportation. Airlines, recreational services and precious metals were among the worst performing groups. The yield on the ten-year Treasury bond increased from 3.30% to 3.45% during the first quarter. The economy grew 2.4% in the fourth quarter of 2010 and growth is expected to continue through the balance of 2011. The economic news is mixed, but the most important indicators are positive. Job growth, during the past two months, has increased at the fastest pace since the recession began back in 2008. We added 216,000 jobs in March, driving the unemployment rate down to 8.8%, which is still unacceptable. Interest rates and the rate of inflation remain at acceptable levels, at least for the time being. Several concerns are apparent, however. The housing recovery has lost steam, consumer confidence has declined, gasoline and food price increases are pressuring consumer spending and the Federal Reserve is scheduled to discontinue “quantitative easing” at the end of June. Our outlook is for continued economic growth throughout 2011 and for interest rates and the rate of inflation to be modestly higher by year end.
Long-term investment results, history clearly shows, are improved by buying good companies or mutual funds consistently over an extended period of time. We welcome those new shareholders who joined the Meridian Funds during the quarter and appreciate the continued confidence of our existing shareholders.
Richard F. Aster, Jr. Meridian Equity Income Fund» (MEIFX)
The Meridian Equity Income Fund’s net asset value per share at March 31, 2011 was $10.45. This represents an increase of 5.8% for the calendar year to date. The Fund’s total return and average annual compound rate of return since inception January 31, 2005 were 33% and 4.7%, respectively. At the close of the quarter, total net assets were $33,900,803 and were invested 5.2% in cash and other assets net of liabilities and 94.8% in stocks. There were 530 shareholders in the Equity Income Fund at the end of the quarter.
Our basic strategy remains unchanged. The Fund continues to seek to invest in companies with above-average dividend yields, strong financial returns and that have, in our opinion, the ability to grow dividends. The severe downturn in the economy and corporate profits resulted in dividend cuts for companies which previously were considered safe. Dividends for good companies, however, have stabilized and are beginning to grow again, as the economy improves. The Fund is diversified with 60 holdings representing 60 different industry groups. At the end of the March 2011 quarter, the portfolio’s average holding had a five-year average return on equity of 19.6% and an average dividend yield of 3.4%; both measures substantially higher than the average S&P 500 stock. The yield compares favorably also to the 3.5% yield on the ten-year Treasury bond. The average holding has a market capitalization of $34.2 billion, a debt ratio of 39.2% and earnings per share that are projected to increase 9.3% annually during the next several years. We believe these financial characteristics will lead to positive long-term returns for the Fund.
During the quarter we purchased shares of Carnival Cruise Lines, Kimco Realty, Mine Safety Appliances and Wal-Mart. We sold our positions in AGL Resources, J.C. Penney, Public Storage and Snap-On.
Bank of Hawaii, a long time holding, is the largest bank in Hawaii and offers a full range of financial services through its eighty-five branches, including retail and commercial savings and lending products as well as trust services and asset management. The Hawaiian economy could be hurt somewhat in the short run due to a temporary drop-off in Japanese tourism. BOH is conservatively run and survived the recent financial crisis without any government assistance and should benefit from the economic recovery. This is a quality bank with strong financial ratios, excellent returns and its valuation is supported by a 3.81% dividend yield which, in our opinion, will grow over the years.
Meridian Growth Fund» (MERDX) The Meridian Growth Fund’s net asset value per share at March 31, 2011 was $47.36. This represents an increase of 6.2% for the calendar year to date. The Fund’s total return and average annual compound rate of return since inception August 1, 1984 were 2,519.2% and 13.0%, respectively. At the close of the quarter, total net assets were $2,489,912,840 and were invested 4.7% in cash, cash equivalents and other assets net of liabilities and 95.3% in stocks. There were 83,616 shareholders in the Growth Fund at the end of the quarter.
Our market outlook remains the same. As long as the economy and corporate profits continue to grow and interest rates and the rate of inflation remain in check, we believe the market will have positive returns. Valuations are higher than a year ago, but are not out-of-line with historical measures, particularly when we take into consideration the current levels of inflation and interest rates. We have made a few changes to the portfolio, but our basic focus remains the same. Our portfolio consists of small and medium-sized growth stocks which, for the most part, have good growth prospects and sound financial characteristics. The heaviest areas of concentration remain technology followed by retailers, industrial and energy companies.
During the quarter we purchased shares in East West Bancorp, Mohawk Industries, NetScout Systems, Open Text and SBA Communications. We sold our positions in American Tower, Cameco, Dionex and Netapp.

Willis Group, a long-time holding, is the third largest insurance broker in the world and is the recognized leader in providing specialized risk management services to various industries, including aerospace, marine, construction and energy. The insurance industry has experienced a difficult period during the past several years. Pricing has been soft and exposure units have declined. The global economic recovery should result in an improving business outlook. Natural disasters, such as the unfortunate earthquake in Japan, usually lead to higher rates. Willis has implemented cost savings initiatives over the past few years which should result in improving operating margins. The company has an experienced management team which has performed well in a difficult environment, gaining market share and increasing earnings. The shares sell at an attractive valuation and, in our opinion, offer a compelling risk, reward relationship. The Meridian Growth Fund’s 2010 and long term performance have earned several recent accolades. — See In The News, below.
Meridian Value Fund» (MVALX) The Meridian Value Fund’s net asset value per share at March 31, 2011 was $29.81. This represents an increase of 3.2% for the calendar year to date. The Fund’s total return and average annual compound rate of return since June 30, 1995 were 735.9% and 14.4%, respectively. The comparable period returns for the S&P 500 with dividends were 221.9% and 7.7%, respectively. At the close of the quarter, total net assets were $919,791,493 and were invested 6.1% in cash, cash equivalents and other assets net of liabilities and 93.9% in stocks. There were 42,127 shareholders in the Value Fund at the end of the quarter.
Our investment strategy remains unchanged. We continue to seek out-of-favor companies exemplified by an extended period of declining earnings. Over the past two years most earnings problems were related to poor economic conditions. During this period we invested in many high quality companies at attractive valuations. These are companies, in most cases, with leading and defensible market positions, high returns on invested capital, strong balance sheets and proven management teams. Many of these investments lagged the market during the strong rally off the 2009 market lows and continued to underperform in 2010 as the market favored smaller, higher growth companies. With some stability in the economy, we now see more companies that fit our strategy for traditional company-specific reasons. This is historically the strength of the Meridian Value Fund and should bode well for future performance. We hold 53 positions, representing 31 industry groups. We continue to invest in companies of all market capitalizations and our largest areas of concentration are technology, retail and transportation.
During the quarter we purchased shares of Aecon Group, General Cable, Bally Technologies, Cintas, EOG Resources, Flowserve, Heartland Payment Systems and Mobile Mini. We sold our positions in Arkansas Best, Acxiom, Franklin Resources, Cameco and The Travelers Companies. We recently invested in EOG Resources, a leading North American oil and natural gas company with an attractive portfolio of diversified land-based properties. EOG suffered down earnings due to the commodity price declines in 2009. These weak earnings were prolonged and exacerbated by a large bet on natural gas that left the company particularly vulnerable to continued

weak gas prices, which have dramatically lagged the price of oil due to large increases in domestic gas supply. The company has embarked on an aggressive transformation by re-allocating investment capital from natural gas to oil producing properties. Oil and liquids should reach 69% of production in 2012, up from 41% in 2009. This shift should drive strong earnings improvement barring a significant decline in energy prices from current levels. EOG has a solid balance sheet and has historically been viewed as a conservative, well managed company and as such is a good fit for our traditional strategy of investing in good companies suffering temporary problems.
In The News • Meridian Growth Fund is listed in the Top Ten three and twenty years performance ranking for midsize-company funds. Kiplinger’s Mutual Funds 2011, Spring 2011
• Meridian Growth Fund is included in Esther Pak’s “Small- and Mid-Cap Funds With Moats in the Making”. Morningstar.com article, March 10, 2011
• Meridian Growth Fund is profiled in “This Kiplinger 25 Fund Continues Its Long, Winning Record”. Kiplinger.com article, March 23, 2011
• Meridian Growth Fund is included in Todd Rosenbluth’s TRENDS & IDEAS article, “Mid-Cap Funds Offering Growth Potential and Dividend Support”. Standard & Poor’s MarketScope Advisor internet article, March 29, 2011 You can sign up for E-mail Alerts on our website at www.meridianfund.com. When you sign up for E-mail Alerts you will receive notification of news items, shareholder reports, SEC filings, and other information regarding the Meridian Funds.
Miscellaneous The Meridian Funds are no-load and there are no transaction fees or commissions charged when you purchase shares directly through our transfer agent, BNY Mellon Investment Servicing (U.S.), Inc. This is a very cost-effective way to purchase shares of the Meridian Funds if you do not need the services of a broker-dealer or if you make multiple purchases.
The information provided in this report should not be considered investment advice or a recommendation to purchase or sell any particular security. There is no assurance that any securities discussed herein will remain in a particular Fund’s portfolio at the time you receive this report or that securities sold have not been repurchased. Securities discussed are presented as illustrations of companies that fit a particular Fund’s investment strategy and do not represent a Fund’s entire portfolio and in the aggregate may represent only a small percentage of a Fund’s portfolio holdings. It should not be assumed that any of the securities transactions or holdings discussed were or will prove to be profitable, or that investment decisions Fund management makes in the future will be profitable or will equal the investment performance of the securities discussed herein. Management’s views presented herein and any discussion of a particular Fund’s portfolio holdings or performance are as of March 31, 2011 and are subject to change without notice.

Meridian Equity Income Fund Summary of Portfolio Holdings March 31, 2011 (Unaudited)
Portfolio Holdings by Category (% of total net assets) Insurance Brokers . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.7% $586,229 Banking — Commercial . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.7 578,622 Diversified Financial Services . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.7 574,057 Industrial . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.7 571,698 Oil & Gas — Storage & Transportation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.7 570,780 Commercial Printing . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.7 569,776 REITs — Diversified . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.7 562,671 Electrical Components & Equipment. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.7 561,137 Packaging . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.7 561,104 Energy . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 558,636 Apparel Retail . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 558,613 Trucking. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 556,600 Publishing. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 555,540 Health Care Technology . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 554,835 Health Care Products . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 553,831 Insurance — Multi-Line . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 551,790 Semiconductors. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 551,145 Chemicals — Diversified . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 549,700 Media — Broadcasting & Cable TV . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 549,318 Asset Management & Custody Banks . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 548,375 Independent Power Producers & Energy . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 547,888 Tobacco . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 547,517 Railroads . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . 1.6 547,233 Distribution & Wholesale . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 546,322 Industrial Machinery. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 545,530 Electronic Equipment Manufacturing . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 545,104 Telecommunication Services - Integrated . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 541,008 Computer Hardware . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 539,879 Steel . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 538,434 Chemicals — Specialty. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 536,298 Air Freight & Logistics . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 536,219 Retail . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 535,995 Restaurants. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 532,630

Meridian Equity Income Fund Summary of Portfolio Holdings (continued)
March 31, 2011 (Unaudited) Pharmaceuticals . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6% $532,361 Apparel Accessories & Luxury Goods . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 532,062 Consumer Products. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 531,951 Banking — Regional Banks . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 531,179 Aerospace & Defense . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 530,640 Metal & Glass Containers . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 529,821 Household — Home Furnishings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 529,813 Paper & Packaging . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 525,335 Construction & Engineering . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 524,381 Office Services & Supplies . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 521,507 IT Services & Data Processing. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 517,440 Soft Drinks . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 515,540 Environmental Facilities & Services . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 514,919 Software & Services . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 512,272 Leisure & Amusement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 510,188 Banking — Thrifts & Mortgage Finance . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 508,200 Media . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 506,940 Insurance — Property & Casualty . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 506,538 Industrial Conglomerates . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 504,900 Home Improvement Retail . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 504,016 Electric Utilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 503,470 Health Care Equipment & Supplies. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 503,100 Diversified Capital Markets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 502,228 Food & Meats — Packaged . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 501,760 Hypermarke ts & Super Centers. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 495,256 Food Distributors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 493,060 Personal Products . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.4 489,424 Cash & Other Assets, Less Liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5.2 1,757,988 100.0% $33,900,803

Summary of Portfolio Holdings March 31, 2011 (Unaudited)
Portfolio Holdings by Category (% of total net assets) Tech-Software . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 14.7% $365,461,349 Retail . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 9.8 243,194,542 Technology . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 8.2 204,387,815 Energy . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 6.0 150,713,084 Insurance Brokers . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5.2 128,537,745 Brokerage & Money Management . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4.7 116,425,662 Banking — Commercial . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4.4 108,787,092 Industrial Conglomerates . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4.2 104,916,712 Industrial Services . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3.8 93,880,011 Building Products. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3.3 83,201,723 U.S. Government Obligations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3.2 79,990,800 Health Care Products . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3.0 75,719,490 Distribution & Wholesale . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.8 70,537,760 Trucking . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.5 61,185,282 Chemicals — Specialty . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.2 55,488,096 Leisure & Amusement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.2 55,053,218 Real Estate Management & Services. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.1 51,685,268 Cellular Communications . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.0 50,647,552 Electronic Equipment Manufacturing . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.0 50,156,571 Air Freight & Logistics . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.0 49,533,306 Consumer Services . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.0 49,111,181 Restaurants . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.0 48,702,064 Furniture & Fixtures . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 40,281,097 Health Care Information Services . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 37,366,536 Health Care Technolo gy . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.1 28,756,728 Flooring & Carpets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.0 25,071,500 Banking . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 0.5 12,672,772 Automotive Wholesale Services. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 0.5 12,262,390 Cash & Other Assets, Less Liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 36,185,494 100.0% $2,489,912,840

Meridian Value Fund Summary of Portfolio Holdings
March 31, 2011 (Unaudited) Portfolio Holdings by Category (% of total net assets)
Industrial Products . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7.7% $70,590,314 Retail . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7.3 66,861,126 Energy . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 6.4 59,334,301 Technology . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 6.1 56,054,107 Leisure & Amusement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5.8 53,050,748 Diversified Financial Services. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5.5 50,970,210 Industrial Services . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5.3 49,154,915 Industrial . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4.5 41,811,341 Banking . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3.9 35,956,765 Tech-Software . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3.7 34,409,463 Insurance Brokers . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3.5 32,497,872 U.S. Government Obligations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3.3 29,996,550 Utilities. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.6 23,561,860 Household Appliances. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.5 23,094,134 Automotive Wholesale Services . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.5 23,075,750 Home Improvement Retail . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.5 22,887,275 Office Services & Supplies . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.3 21,091,692 Transportation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.3 20,871,180 Railroads . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.1 19,420,175 Air Freight & Logistics . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.9 17,335,560 Agriculture . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.7 15,311,894 Brokerage & Money Management . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 14,828,135 Semiconductors. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . 1.6 14,778,132 Trucking . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 14,551,972 REITs — Diversified . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 13,800,006 Environmental Facilities & Services . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 13,588,026 Aerospace & Defense . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.2 10,646,284 Health Care Products . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.1 10,138,280 Business Services . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.0 9,498,726 Pharmaceuticals . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.0 8,765,344 Metals . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 0.9 8,536,312 Storage . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 0.8 7,289,950 Cash & Other Assets, Less Liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.8 26,033,094 100.0% $919,791,493

Meridian Equity Income Fund Schedule of Investments March 31, 2011 (Unaudited)
Shares Value Shares Value COMMON STOCKS — 94.8%
AEROSPACE & DEFENSE — 1.6% CONSTRUCTION & ENGINEERING — 1.5% Lockheed Martin Corp. . . . . . . . . . 6,600 $530,640 Mine Safety Appliances Co. . . . . . . . 14,300 $524,381
AIR FREIGHT & LOGISTICS — 1.6% CONSUMER PRODUCTS — 1.6% United Parcel Service, Inc. Class B . . . 7,215 536,219 Kimberly-Clark Corp. . . . . . . . . . . . 8,150 531,951
APPAREL ACCESSORIES & LUXURY GOODS — 1.6% DISTRIBUTION & WHOLESALE — 1.6% VF Corp. . . . . . . . . . . . . . . . . . . 5,400 532,062 Genuine Parts Co. . . . . . . . . . . . . . 10,185 546,322
APPAREL RETAIL — 1.6% DIVERSIFIED CAPITAL MARKETS — 1.5% American Eagle Outfitters, Inc. . . . . . 35,155 558,613 NYSE Euronext. . . . . . . . . . . . . . . 14,280 502,228
ASSET MANAGEMENT & CUSTODY BANKS — 1.6% DIVERSIFIED FINANCIAL SERVICES — 1.7% Federated Investors, Inc. Class B . . . . 20,500 548,375 Broadridge Financial Solutions, Inc. . . 25,300 574,057
BANKING — COMMERCIAL — 1.7% ELECTRICAL COMPONENTS & EQUIPMENT — 1.7% Bank of Hawaii Corp. . . . . . . . . . . 12,100 578,622 Hubbell, Inc. Class B . . . . . . . . . . . 7,900 561,137
BANKING — REGIONAL BANKS — 1.6% ELECTRIC UTILITIES — 1.5% Cullen/Frost Bankers, Inc. . . . . . . . . 9,000 531,179 PPL Corp. . . . . . . . . . . . . . . . . . . 19,900 503,470
BANKING — THRIFTS & MORTGAGE FINANCE — 1.5% ELECTRONIC EQUIPMENT MANUFACTURING — 1.6% Hudson City Bancorp, Inc. . . . . . . . . 52,500 508,200 Molex, Inc. . . . . . . . . . . . . . . . . . 21,700 545,104
CHEMICALS — DIVERSIFIED — 1.6% ENERGY — 1.6% EI du Pont de Nemours & Co. . . . . . 10,000 549,700 Chevron Corp. . . . . . . . . . . . . . . . 5,200 558,636
CHEMICALS — SPECIALTY — 1.6% ENVIRONMENTAL FACILITIES & SERVICES — 1.5% RPM International, Inc. . . . . . . . . . 22,600 536,298 Waste Management, Inc. . . . . . . . . . 13,790 514,919
COMMERCIAL PRINTING — 1.7% FOOD DISTRIBUTORS — 1.5% R. R. Donnelley & Sons Co. . . . . . . 30,115 569,776 SYSCO Corp. . . . . . . . . . . . . . . . 17,800 493,060
COMPUTER HARDWARE — 1.6% FOOD & MEATS — PACKAGED — 1.5% Diebold, Inc. . . . . . . . . . . . . . . . . 15,225 539,879 Kraft Foods, Inc. Class A . . . . . . . . . 16,000 501,760

Meridian Equity Income Fund Schedule of Investments (continued) March 31, 2011 (Unaudited)
Shares Value Shares Value COMMON STOCKS (continued)
HEALTH CARE EQUIPMENT & SUPPLIES — 1.5% INSURANCE — PROPERTY & CASUALTY — 1.5% Hillenbrand, Inc. . . . . . . . . . . . . . . 23,400 $503,100 Mercury General Corp. . . . . . . . . . . 12,945 $506,538
HEALTH CARE PRODUCTS — 1.6% IT SERVICES & DATA PROCESSING — 1.5% Baxter International, Inc. . . . . . . . . . 10,300 553,831 Paychex, Inc. . . . . . . . . . . . . . . . . 16,500 517,440
HEALTH CARE TECHNOLOGY — 1.6% LEISURE & AMUSEMENT — 1.5% Medtronic, Inc. . . . . . . . . . . . . . . 14,100 554,835 Carnival Corp. . . . . . . . . . . . . . . . 13,300 510,188
HOME IMPROVEMENT RETAIL — 1.5% MEDIA — 1.5% Home Depot, Inc. . . . . . . . . . . . . . 13,600 504,016 Time Warner, Inc. . . . . . . . . . . . . . 14,200 506,940
HOUSEHOLD — HOME FURNISHINGS — 1.6% MEDIA — BROADCASTING & CABLE TV — 1.6% Leggett & Platt, Inc. . . . . . . . . . . . 21,625 529,813 Time Warner Cable, Inc. . . . . . . . . . 7,700 549,318
HYPERMARKETS & SUPER CENTERS — 1.5% METAL & GLASS CONTAINERS — 1.6% Wal-Mart Stores, Inc. . . . . . . . . . . . 9,515 495,256 Greif, Inc. Class A . . . . . . . . . . . . . 8,100 529,821
INDEPENDENT POWER PRODUCERS & ENERGY — 1.6% OFFICE SERVICES & SUPPLIES — 1.5% Constellation Energy Group, Inc. . . . . 17,600 547,888 Pitney Bowes, Inc. . . . . . . . . . . . . . 20,300 521,507
INDUSTRIAL — 1.7% OIL & GAS — STORAGE & TRANSPORTATION — 1.7% Harsco Corp. . . . . . . . . . . . . . . . . 16,200 571,698 Spectra Energy Corp. . . . . . . . . . . . 21,000 570,780
INDUSTRIAL CONGLOMERATES — 1.5% PACKAGING — 1.7% 3M Co. . . . . . . . . . . . . . . . . . . . 5,400 504,900 MeadWestvaco Corp. . . . . . . . . . . . 18,500 561,104
INDUSTRIAL MACHINERY — 1.6% PAPER & PACKAGING — 1.5% Eaton Corp. . . . . . . . . . . . . . . . . 9,840 545,530 Sonoco Products Co. . . . . . . . . . . . 14,500 525,335
INSURANCE BROKERS — 1.7% PERSONAL PRODUCTS — 1.4% Willis Group Holdings Plc (United Avon Products, Inc. . . . . . . . . . . . . 18,100 489,424 Kingdom) . . . . . . . . . . . . . . . . . 14,525 586,229
PHARMACEUTICALS — 1.6% INSURANCE — MULTI-LINE — 1.6% Johnson & Johnson . . . . . . . . . . . . 8,985 532,361 Chubb Corp. . . . . . . . . . . . . . . . . 9,000 551,790

Meridian Equity Income Fund Schedule of Investments (continued) March 31, 2011 (Unaudited)
Shares Value Shares Value COMMON STOCKS (continued)
PUBLISHING — 1.6% STEEL — 1.6% McGraw-Hill Cos., Inc. (The) . . . . . . 14,100 $555,540 Nucor Corp. . . . . . . . . . . . . . . . . 11,700 $538,434
RAILROADS — 1.6% TELECOMMUNICATION SERVICES — INTEGRATED — 1.6% Norfolk Southern Corp. . . . . . . . . . 7,900 547,233 AT&T, Inc. . . . . . . . . . . . . . . . . . 17,680 541,008
REITS — DIVERSIFIED — 1.7% TOBACCO — 1.6% Kimco Realty Corp. REIT . . . . . . . . 30,680 562,671 Reynolds American, Inc. . . . . . . . . . 15,410 547,517
RESTAURANTS — 1.6% TRUCKING — 1.6% McDonald’s Corp. . . . . . . . . . . . . . 7,000 532,630 Ryder System, Inc. . . . . . . . . . . . . . 11,000 556,600
RETAIL — 1.6% TOTAL INVESTMENTS — 94.8% Mattel, Inc. . . . . . . . . . . . . . . . . . 21,500 535,995 (Cost $28,399,236) . . . . . . . . . . . . . . . . . . . . 32,142,815
CASH AND OTHER ASSETS, LESS SEMICONDUCTORS — 1.6% LIABILITIES — 5.2% . . . . . . . . . . . . . . . . . . . 1,757,988 Microchip Technology, Inc. . . . . . . . 14,500 551,145
NET ASSETS — 100.0% . . . . . . . . . . . . . . . . . . . $33,900,803 SOFT DRINKS — 1.5% Coca-Cola Co. (The). . . . . . . . . . . . 7,770 515,540 REIT — Real Estate Investment Trust
SOFTWARE & SERVICES — 1.5% Microsoft Corp. . . . . . . . . . . . . . . 20,200 512,272
See accompanying notes to Schedules of Investments.

Meridian Growth Fund Schedule of Investments March 31, 2011 (Unaudited)
Shares Value Shares Value COMMON STOCKS — 95.3%
AIR FREIGHT & LOGISTICS — 2.0% DISTRIBUTION & WHOLESALE — 2.8% Expeditors International of United Stationers, Inc. . . . . 544,900 $38,715,145 Washington, Inc. . . . . . . 987,900 $49,533,306 Watsco, Inc. . . . . . . . . . . 456,500 31,822,615 70,537,760 AUTOMOTIVE WHOLESALE SERVICES — 0.5% Copart, Inc.* . . . . . . . . . . 283,000 12,262,390 ELECTRONIC EQUIPMENT MANUFACTURING — 2.0% AMETEK, Inc. . . . . . . . . . 1,143,300 50,156,571 BANKING — 0.5% CVB Financial Corp. . . . . . 1,361,200 12,672,772 ENERGY — 6.0% Continental Resources, Inc.*. . 525,500 37,557,485 Core Laboratories NV
BANKING — COMMERCIAL — 4.4% (Netherlands) . . . . . . . . 346,000 35,350,820 Bank of Hawaii Corp. . . . . 1,248,200 59,688,924 FMC Technologies, Inc.* . . . 368,080 34,776,199 East West Bancorp, Inc. . . . 2,235,800 49,098,168 Noble Energy, Inc. . . . . . . 445,200 43,028,580 108,787,092 150,713,084
BROKERAGE & MONEY MANAGEMENT — 4.7% FLOORING & CARPETS — 1.0% Affiliated Managers Group, Mohawk Industries, Inc.* . . 410,000 25,071,500 Inc.* . . . . . . . . . . . . . . 558,300 61,061,271 T. Rowe Price Group, Inc. . . 833,550 55,364,391 116,425,662 FURNITURE & FIXTURES — 1.6% Herman Miller, Inc. . . . . . . 1,465,300 40,281,097
BUILDING PRODUCTS — 3.3% Lumber Liquidators HEALTH CARE INFORMATION SERVICES — 1.5%
Holdings, Inc.* . . . . . . . 881,700 22,033,683 Cerner Corp.* . . . . . . . . . 336,030 37,366,536 Valspar Corp. . . . . . . . . . 1,564,400 61,168,040 83,201,723 HEALTH CARE PRODUCTS — 3.0% DENTSPLY International, CELLULAR COMMUNICATIONS — 2.0% Inc. . . . . . . . . . . . . . . 1,270,000 46,977,300 SBA Communications Corp. Edwards Lifesciences Corp.* . . 330,370 28,742,190 Class A* . . . . . . . . . . . 1,276,400 50,647,552 75,719,490
CHEMICALS — SPECIALTY — 2.2% HEALTH CARE TECHNOLOGY — 1.1% RPM International, Inc. . . . 2,338,310 55,488,096 IDEXX Laboratories, Inc.* . . 372,400 28,756,728
CONSUMER SERVICES — 2.0% INDUSTRIAL CONGLOMERATES — 4.2% Rollins, Inc. . . . . . . . . . . 2,419,270 49,111,181 Cooper Industries Plc . . . . . 846,800 54,957,320 Pall Corp. . . . . . . . . . . . . 867,200 49,959,392 104,916,712

Meridian Growth Fund
Schedule of Investments (continued)
March 31, 2011 (Unaudited)

	Shares	Value
COMMON STOCKS (continued)		
INDUSTRIAL SERVICES - 3.8%		
Ritchie Bros. Auctioneers, Inc. (Canada)	1,243,600	$ 35,007,340
Waste Connections, Inc.	2,044,900	58,872,671
		93,880,011
INSURANCE BROKERS - 5.2%		
Brown & Brown, Inc.	2,365,050	61,018,290
Willis Group Holdings Plc (United Kingdom)	1,672,930	67,519,455
		128,537,745
LEISURE & AMUSEMENT - 2.2%		
Royal Caribbean Cruises, Ltd.*	1,334,300	55,053,218
REAL ESTATE MANAGEMENT & SERVICES - 2.1%		
Jones Lang LaSalle, Inc.	518,200	51,685,268
RESTAURANTS - 2.0%		
Cracker Barrel Old Country Store, Inc.	991,088	48,702,064
RETAIL - 9.8%		
Bed Bath & Beyond, Inc.*	923,700	44,586,999
CarMax, Inc.*	732,950	23,527,695
Coach, Inc.	928,900	48,339,956
Family Dollar Stores, Inc.	457,300	23,468,636
Mattel, Inc.	2,134,700	53,218,071
PetSmart, Inc.	1,222,300	50,053,185
		243,194,542
TECHNOLOGY - 8.2%		
Autodesk, Inc.*	1,123,500	49,557,585
Netscout Systems, Inc.*	974,600	26,626,072
Open Text Corp.* (Canada)	408,700	25,470,184
Trimble Navigation, Ltd.*	1,060,800	53,612,832
Zebra Technologies Corp. Class A*	1,251,813	49,121,142
		204,387,815
TECH-SOFTWARE - 14.7%		
Advent Software, Inc.*	1,575,476	$ 45,168,897
Blackbaud, Inc.	1,684,100	45,874,884
BMC Software, Inc.*	1,034,700	51,465,978
Citrix Systems, Inc.*	748,600	54,992,156
MICROS Systems, Inc.*	1,021,600	50,497,688
Nuance Communications, Inc.*	1,525,100	29,830,956
Solera Holdings, Inc.	952,900	48,693,190
Teradata Corp.*	768,000	38,937,600
		365,461,349
TRUCKING - 2.5%		
J.B. Hunt Transport Services, Inc.	1,347,100	61,185,282
TOTAL COMMON STOCKS - 95.3% (Cost $1,721,932,363)		2,373,736,546
U.S. GOVERNMENT OBLIGATIONS - 3.2%		
U.S. Treasury Bill @ .071%** due 06/09/11 (Face Value $80,000,000)		79,990,800
TOTAL U.S. GOVERNMENT OBLIGATIONS (Cost $79,989,266)		79,990,800
TOTAL INVESTMENTS - 98.5% (Cost $1,801,921,629)		2,453,727,346
CASH AND OTHER ASSETS, LESS LIABILITIES - 1.5%		36,185,494
NET ASSETS - 100.0%		$2,489,912,840

* Non-income producing securities
** Annualized yield at date of purchase

See accompanying notes to Schedules of Investments.

13

Meridian Value Fund
Schedule of Investments
March 31, 2011 (Unaudited)

	Shares	Value
COMMON STOCKS - 93.9%		
AEROSPACE & DEFENSE - 1.2%		
Orbital Sciences Corp.*	562,700	$ 10,646,284
AGRICULTURE - 1.7%		
Monsanto Co.	211,900	15,311,894
AIR FREIGHT & LOGISTICS - 1.9%		
UTi Worldwide, Inc.	856,500	17,335,560
AUTOMOTIVE WHOLESALE SERVICES - 2.5%		
LKQ Corp.*	957,500	23,075,750
BANKING - 3.9%		
CVB Financial Corp.	654,000	6,088,740
Northern Trust Corp.	136,300	6,917,225
Wells Fargo & Co.	724,000	22,950,800
		35,956,765
BROKERAGE & MONEY MANAGEMENT - 1.6%		
TD Ameritrade Holding Corp.	710,500	14,828,135
BUSINESS SERVICES - 1.0%		
Cintas Corp.	313,800	9,498,726
DIVERSIFIED FINANCIAL SERVICES - 5.5%		
Broadridge Financial Solutions, Inc.	997,900	22,642,351
Equifax, Inc.	544,700	21,161,595
Heartland Payment Systems, Inc.	408,800	7,166,264
		50,970,210
ENERGY - 6.4%		
Apache Corp.	77,500	10,146,300
EOG Resources, Inc.	216,700	25,681,117
Forest Oil Corp.*	252,300	9,544,509
Ultra Petroleum Corp.*	283,500	13,962,375
		59,334,301
ENVIRONMENTAL FACILITIES & SERVICES - 1.5%		
Waste Management, Inc.	363,900	13,588,026

	Shares	Value
HEALTH CARE PRODUCTS - 1.1%		
Gen-Probe, Inc.*	152,800	$ 10,138,280
HOME IMPROVEMENT RETAIL - 2.5%		
Sherwin-Williams Co. (The)	272,500	22,887,275
HOUSEHOLD APPLIANCES - 2.5%		
Stanley Black & Decker, Inc.	301,490	23,094,134
INDUSTRIAL - 4.5%		
Aecon Group, Inc. (Canada)	455,100	4,651,925
Curtiss-Wright Corp.	508,400	17,865,176
Flowserve Corp.	149,800	19,294,240
		41,811,341
INDUSTRIAL PRODUCTS - 7.7%		
Cummins, Inc.	84,400	9,251,928
General Cable Corp.*	216,500	9,374,450
Lincoln Electric Holdings, Inc.	303,800	23,064,496
Sealed Air Corp.	1,084,000	28,899,440
		70,590,314
INDUSTRIAL SERVICES - 5.3%		
Nalco Holdings Co.	521,200	14,233,972
Ritchie Bros. Auctioneers, Inc. (Canada)	425,700	11,983,455
W.W. Grainger, Inc.	166,600	22,937,488
		49,154,915
INSURANCE BROKERS - 3.5%		
Willis Group Holdings Plc (United Kingdom)	805,200	32,497,872
LEISURE & AMUSEMENT - 5.8%		
Bally Technologies, Inc.*	268,000	10,143,800
Carnival Corp.	580,500	22,267,980
Polaris Industries, Inc.	237,175	20,638,968
		53,050,748

14

Meridian Value Fund Schedule of Investments (continued)
March 31, 2011 (Unaudited) Shares Value Shares Value
COMMON STOCKS (continued) METALS — 0.9% TECH-SOFTWARE — 3.7%
Newmont Mining Corp. . . . 156,400 $8,536,312 Citrix Systems, Inc.* . . . . . 325,050 $23,878,173 Compuware Corp.* . . . . . . 911,800 10,531,290 OFFICE SERVICES & SUPPLIES — 2.3% 34,409,463 Steelcase, Inc. Class A. . . . . 1,853,400 21,091,692 TRANSPORTATION — 2.3% PHARMACEUTICALS — 1.0% Alexander & Baldwin, BioMarin Pharmaceutical, Inc. . . . . . . . . . . . . . . 457,200 20,871,180 Inc.* . . . . . . . . . . . . . . 348,800 8,765,344 TRUCKING — 1.6% RAILROADS — 2.1% Heartland Express, Inc. . . . 828,700 14,551,972 Union Pacific Corp. . . . . . . 197,500 19,420,175 UTILITIES - 2.6% REITS — DIVERSIFIED — 1.5% Hawaiian Electric Industries, Host Hotels & Resorts, Inc. Inc. . . . . . . . . . . . . . . 950,075 23,561,860 REIT . . . . . . . . . . . . . 783,646 13,800,006 TOTAL COMMON STOCKS — 93.9% RETAIL — 7.3% (Cost $647,242,682) . . . . . . . . . . . . . . . 863,761,849 Costco Wholesale Corp. . . . 310,700 22,780,524 Kohl’s Corp. . . . . . . . . . . 410,600 21,778,224 Mattel, Inc. . . . . . . . . . . . 894,600 22,302,378 U.S. GOVERNMENT OBLIGATIONS — 3.3% U.S. Treasury Bill @ .071%** 66,861,126 due 06/09/11 (Face Value $30,000,000). . . . . . . . . . 29,996,550 SEMICONDUCTORS — 1.6% NVIDIA Corp.* . . . . . . . . 49,937 921,837 Power Integrations, Inc. . . . 361,500 13,856,295 TOTAL U.S. GOVERNMENT OBLIGATIONS
(Cost $29,995,975) . . . . . . . . . . . . . . . . 29,996,550 14,778,132 STORAGE — 0.8% TOTAL INVESTMENTS — 97.2%
Mobile Mini, Inc.* . . . . . . 303,495 7,289,950 (Cost $677,238,657) . . . . . . . . . . . . . . . 893,758,399
TECHNOLOGY — 6.1% Autodesk, Inc.* . . . . . . . . 509,300 22,465,223 CASH AND OTHER ASSETS, LESS eBay, Inc.* . . . . . . . . . . . 342,700 10,637,408 LIABILITIES — 2.8% . . . . . . . . . . . . . . . . 26,033,094 Zebra Technologies Corp.
Class A* . . . . . . . . . . . 584,900 22,951,476 NET ASSETS — 100.0% . . . . . . . . . . . . . . . $919,791,493 56,054,107
REIT — Real Estate Investment Trust * Non-income producing securities ** Annualized yield at date of purchase
See accompanying notes to Schedules of Investments.

Meridian Fund, Inc. Notes to Schedules of Investments
March 31, 2011 (Unaudited) 1. Investment Valuation: Marketable securities are valued at the closing price or last sales price on the principal exchange or market on which they are traded; or, if there were no sales that day, at the last reported bid price. Securities and other assets for which reliable market quotations are not readily available or for which a significant event has occurred since the time of the most recent market quotation, will be valued at their fair value as determined by Aster Investment Management Company, Inc. under the guidelines established by, and under the general supervision and responsibility of, the Funds’ Board of Directors. Short-term debt securities with original or remaining maturities in excess of 60 days are valued at the mean of their quoted bid and asked prices. Short-term debt securities with 60 days or less to maturity are valued at amortized cost which approximates fair market value.
2. Fair Value Measurements: As described in Note 1 above, the Funds utilize various methods to determine and measure the fair value of investment securities on a recurring basis. The objective of a fair value measurement is to determine the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Accordingly, the fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:
Level 1 — quoted prices in active markets for identical securities; Level 2 — other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.); and Level 3 — significant unobservable inputs (including the Fund’s determinations as to the fair value of investments).
The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. The summary of inputs used to value the Fund’s securities as of March 31, 2011 is as follows:
Equity Valuation Inputs Income Fund Growth Fund Value Fund
Level 1 — Quoted Prices* . . . . . . . . . . . . . . . . . . . . $32,142,815 $2,373,736,546 $863,761,849 Level 2 — Other Significant Observable Inputs**. . . — 79,990,800 29,996,550 Level 3 - Significant Unobservable Inputs. . . . . . . . — — —Total Market Value of Investments . . . . . . . . . . . . $32,142,815 $2,453,727,346 $893,758,399 * Level 1 investments are comprised of common stock with industry classifications as defined on the Schedule of Investments.
** Level 2 investments are limited to U.S. Treasury Securities.

Notes to Schedules of Investments (continued) March 31, 2011 (Unaudited)
3. Federal Income Tax Information: The aggregate cost of investments, unrealized appreciation and depreciation which are book figures that approximate federal income tax basis, were as follows:
Aggregate Aggregate Gross Gross Unrealized Unrealized Net Unrealized Aggregate Cost Appreciation Depreciation Appreciation
Equity Income Fund . . . $28,399,236 $4,439,138 $ (695,559) $3,743,579 Growth Fund . . . . . . . . 1,801,921,629 656,472,928 (4,667,211) 651,805,717 Value Fund . . . . . . . . . . 677,238,657 217,869,857 (1,350,115) 216,519,742

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MERIDIAN FUND, INC. This report is submitted for the information of shareholders of Meridian Fund, Inc. It is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus. MERIDIAN EQUITY INCOME FUND» MERIDIAN GROWTH FUND
Officers and Directors MERIDIAN VALUE FUND
RICHARD F. ASTER, JR. President and Director THIRD QUARTER REPORT
JOHN EMRICH MICHAEL S. ERICKSON JAMES B. GLAVIN HERBERT C. KAY RONALD ROTTER MICHAEL STOLPER
Directors GREGG B. KEELING Chief Financial Officer Treasurer and Secretary Chief Compliance Officer Custodian
THE BANK OF NEW YORK MELLON New York, New York
Transfer Agent and Disbursing Agent BNY MELLON INVESTMENT SERVICING (US) INC. 60 E. Sir Francis Drake Blvd.
King of Prussia, Pennsylvania Wood Island, Suite 306 (800) 446-6662 Larkspur, CA 94939
Counsel www.meridianfund.com GOODWIN PROCTER LLP Telephone (800) 446-6662
Washington, D.C. Independent Registered Public Accounting Firm
PRICEWATERHOUSECOOPERS LLP San Francisco, California March 31, 2011